SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

D.C. 20549

FORM 11

-K
ANNUAL REPORT

☒
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transaction period from

to

Commission file number 1-36764
A.

Full title of the plan: UBS 401(k) PLAN
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:
UBS GROUP AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2024 and 2023 and

For the Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023
and Year Ended December 31, 2024
TABLE OF CONTENTS
Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
2
Statement of Changes in Net Assets Available for Benefits
3
Notes to Financial Statements
4-10
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
11-20
Signature
21
Exhibit 23.1—Consent of Independent Registered Public Accounting Firm
22

Report of Independent Registered Public Accounting Firm
To

the Plan Participants and the Plan Administrator of the UBS 401(k) Plan
Opinion on the Financial Statements
We have audited

the accompanying

statements of

net assets

available for

benefits of

the UBS

401(k) Plan

(the Plan)

as of

December
31, 2024, and 2023,

and the related

statement of changes in net

assets available for benefits for

the year ended December

31,
2024, and the related

notes (collectively referred to as

the financial statements). In our opinion, the

financial statements present
fairly, in

all material respects, the net assets available for benefits of the Plan at

December 31, 2024, and 2023, and the changes
in its

net assets

available for

benefits for

the year

ended December

31, 2024,

in conformity

with U.S.

generally accepted

accounting
principles.
Basis for Opinion
These financial

statements are

the responsibility

of the

Plan’s management.

Our responsibility

is to

express

an opinion

on the
Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the

U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the
audit to obtain reasonable

assurance about whether the

financial statements are free

of material misstatement, whether due

to
error or

fraud. The Plan

is not required

to have, nor

were we engaged

to perform, an

audit of its

internal control over

financial
reporting. As part

of our audits, we

are required

to obtain an understanding

of internal control

over financial reporting

but not
for the purpose of expressing

an opinion on the effectiveness of

the Plan’s internal control over financial

reporting. Accordingly,
we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error

or fraud, and

performing procedures

that respond

to those risks.

Such procedures

included examining, on

a test basis,
evidence regarding

the amounts and disclosures

in the financial statements.

Our audits also

included evaluating the accounting
principles used

and significant

estimates made

by management,

as well

as evaluating

the overall

presentation

of the

financial
statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying

supplemental schedule

of assets

(held at

end of

year) as

of December

31, 2024,

(referred to as

the supplemental
schedule), has been subjected to audit procedures performed

in conjunction with the audit of

the Plan’s financial statements. The
information

in

the

supplemental

schedule

is

the

responsibility

of

the

Plan’s

management.

Our

audit

procedures

included
determining whether

the information

reconciles to

the financial

statements or

the underlying accounting

and other

records, as
applicable, and performing procedures

to test the completeness and accuracy

of the information presented

in the supplemental
schedule. In forming our opinion on

the information, we evaluated whether such

information, including its form and content, is
presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation

to the
financial statements as a whole.
We have served as the Plan’s auditor since 1979.
New York, New York
June 26, 2025

UBS 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2024 and 2023
2024 2023
ASSETS
Investments, at fair value

$10,050,851,329

$8,848,830,437

Notes receivable from participants

55,075,814 55,220,282
Investment income receivable

3,673,906 8,314,332
Receivable for securities sold

- 2,106,147
Other Receivables 1,553,481 1,450,111
Contributions receivable
Participant contributions receivable 3,694,048 4,283,443
Company, net of forfeitures 91,925,106 86,367,649
Total assets 10,206,773,684 9,006,572,401
LIABILITIES
Accrued expenses

7,020,019 3,359,330
Payable for securities purchased

83,991 356,007
Payable for securities sold 908,943 -
Total liabilities 8,102,953 3,715,337
Net assets available for benefits $10,198,760,731
$9,002,857,064

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024
2024
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments

$1,224,847,863
Dividend and interest income

144,636,222
Net investment gain

1,369,484,085
Interest income on notes receivable from participants

4,143,100
Contributions
Participants

381,733,021
Company, net of forfeitures

217,738,176
Total contributions

599,471,197
Total additions

1,973,098,382
DEDUCTIONS FROM NET ASSETS
Distributions to participants

763,305,293
Administrative expenses 13,889,422
Total deductions from net assets

777,194,715
Net increase in net assets available for benefits

1,195,903,667
Net assets available for benefits
Beginning of year

9,002,857,064
End of year

$10,198,760,731
The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Notes to Financial Statements
December 31, 2024 and 2023
NOTE 1

DESCRIPTION OF THE PLAN
The following description of the

UBS 401(k) Plan (the Plan)

provides only general information. Participants should

refer to the Plan
document for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

UBS AG

(the Company)

is the

Plan sponsor

for the

Plan. The

Plan, a

defined-contribution plan,

provides retirement

benefits to
eligible employees

of the

Company’s United

States operations

including eligible

employees of

UBS Americas

Holdings LLC

and
subsidiaries of UBS Americas Holdings

LLC. Subject to certain exceptions,

all full- and part-time employees

on the Company’s U.S.
payroll platform are eligible to participate in the Plan

upon completion of one hour of service.

The Plan is subject to the

provisions
of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company’s Plan is administered by the Plan administrator (Head of Benefits

Americas Region). Northern Trust Company (the
Trustee) is the Plan’s trustee; Alight (formerly Aon Hewitt) is the Plan’s record-keeper; and Mercer serves as the Plan’s investment advisor.

For a summary of investment options in the Plan, refer to Note 3.
Plan Amendments
The Plan, as restated for January 1, 2020, and

amended, as executed and adopted on December 28,

2021 and, most recently, on
October 22, 2024 to reflect a

change in the Plan's governance structure, including naming

the Employee Benefits Committee of
UBS AG

as the

Plan Administrator

and delegating

authority to

the Defined

Contribution Investment

Committee of

UBS AG

as
appointed by the Combined US Operations Management Committee.
Administrative Expenses

The

Plan’s

administrative expenses

are

paid

by the

Plan or

the Company,

as

provided

by the

Plan’s provisions.

Administrative
expenses

paid

by

the

Plan

or

the

Company

include

recordkeeping,

trustee,

legal,

audit,

and

investment

consulting

fees.
Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in

the Self-directed

window. Expenses

related to

the Plan’s investments

(investment management

fees and commissions)
are

charged to

the specific

Plan’s investments

fund to

which the

expense relates.

The Plan

administration fees

(including fees
associated with the self-directed window) are charged to participants’ accounts after one full calendar year of being a terminated
employee, beneficiaries or alternate payees.

Participant Contributions

A participant’s

contributions can

consist of

“pre-tax

contributions,” which

reduce

the participant’s

taxable compensation

and
“after-tax contributions/401(k) Roth contributions,”

which do not reduce

a participant’s taxable compensation, and

“rollovers,”
which are transfers from other tax-qualified retirement plans.

Plan participants may

elect to contribute

to the Plan

on a pre-tax,

after-tax, and/or

Roth basis, an

amount ranging from

1% to
85%

of

their

eligible

compensation, including

from

1%

to

85% of

their

discretionary

annual

incentive

bonus, subject

to

the
maximum

allowable

contribution

limit

established

by

the

Code.

The

maximum

allowable

combined

pre-tax

and

Roth

401(k)
contributions was $23,000

for 2024 as

a result of

the Economic Growth

and Tax Relief Reconciliation Act,

the maximum allowable
combined

pre-tax

and Roth

401(k)

contributions for

participants who

attained

age

50

on

or before

December 31,

2024 was
$30,500. These limits

are subject to

change in future

years to be

consistent with IRS

limitations. There are

also maximum allowable
limits for

after-tax

contributions, being $23,000

for non-highly compensated

participants and

$17,500 for

highly compensated
employees.
Subject to

certain limitations,

the Company

contributes an

amount (the

Company Match)

up to

100% of

the first

6% of each
participants eligible annual

compensation which the

participant contributes to the

Plan for Plan years

starting in 2017. The

Plan
had a $3,000 annual maximum

limit for 2017 and $4,500

for 2018, 5,850 for 2019 and

$8,000 for 2020 and thereafter.

There
is a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Company Contributions

The

Company

uses

pre-tax,

Roth

401(k),

and

after-tax

contributions

in

determining

the

amount

of

the

Company’s

matching
contribution

for

each

participant.

For

Plan

years

beginning

in

2017,

the

Company

Match

was

calculated

by

multiplying

each
participant's

pre-tax,

Roth

401(k) and

after-tax

contributions

(up

to

6%

of

eligible

compensation) by

100% and

is limited

to
$3,000

on

an

annual

basis.

Company

Match

contributions

are

contributed

on

a

payroll

basis

based

on

the

participants
contributions and year to date annual eligible retirement earnings. For 2018, the annual Company Match was limited to $4,500, for 2019 the annual Company Match is $5,850 and for 2020 and thereafter the annual Company Match is $8,000.
Company Match contributions

and earnings

are invested according to

the participant’s investment

elections in effect

for Company
contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also

provides a Retirement Contribution

(basic profit-sharing contribution)

equal to a

percentage of the

participant’s
eligible compensation based on the participant’s

years of service with the Company

as of the beginning of the

plan year and their
eligible

compensation

up

to

the

annual

IRC

compensation

limit

($345,000

for

2024).

The

Plan

has

a

three-year

cliff

vesting
requirement and an end of year employment requirement on the Company contribution.

The Qualified Deferred

Payment (QDP) feature

is a supplemental profit-sharing

contribution provided to participants

who satisfy
certain eligibility requirements.

The contribution amount

is based on

a participant’s age

at the beginning

of the plan

year.

QDP
contributions and earnings are

invested according to the

participant’s investment elections in

effect for Company

contributions,
which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has

not selected his or

her investment elections, the

Company Contributions are

invested in the age-appropriate
Vanguard

Target

Date Retirement Fund,

the default investment

option. The determination

of the Target

Date Fund is

based on
the participant’s year of birth.

Participant Accounts

Under the Plan,

each participant has

two accounts—an employee

account (Employee Account)

and a company

account (Company
Account).

The

Company

Account

is

funded;

per

payroll

for

the

Company

Match,

annually

for

the

Company

Retirement
Contribution

and,

per

specific

payrolls

for

the

QDP.

The

participant

can

change

their

investment

elections

for

Company
Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax, 401(k)
Roth and

After-tax) at any

time. In

addition, they

can make

different investment elections

for their

Company Contributions,

before-
tax contributions, Roth 401(k) contributions and after-tax contributions.
The participant’s

Employee Account

reflects any

contributions made

by the

participant (such

as before-tax

contributions, Roth
401(k)

and

after-tax

contributions),

in

addition

to

income,

gains,

losses,

withdrawals,

distributions,

loans,

and

expenses
attributable to these contributions.

The participant’s Company

Account reflects his/her

share of the

Company’s contributions from

the Company match,

the Company
retirement contribution, and

the QDP for each plan year

and the income, gains, losses,

withdrawals, distributions, and expenses
attributable to these Company contributions.

Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or,

while in service as an employee: attaining age

65, attaining age 55 with 10 years

of service, becoming
totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company

Accounts contributions are used to reduce the Company’s

total
contributions to the Plan. For the years ended

December 31, 2024, and 2023 total forfeitures

of $11,788,343 and $10,336,612
respectively were

used to reduce

the Company contributions.

The remaining

balances in the

forfeiture account as

of December
31, 2024, and December 31, 2023, were $2,173,590 and $2,612,156, respectively.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Payment of Benefits

Upon

the

termination

of

employment

for

any

reason,

including

death,

a

participant

or

his

or

her

beneficiary

may

receive

a
distribution of the entire

vested account balance, which

is generally a lump-sum

cash payment. However,

if any portion of

such
participant’s account

is invested in

the UBS Stock

Fund, then the

participant may elect

to receive

such portion in

UBS shares.

If
the account balance

is greater than $1,000,

the participant may

elect to defer

the lump-sum distribution

until a date

not to extend
beyond April 1 of the year following the year that the participant attains age 70 1/2.

Note, age has changed to 72 for 2020 and
if 73 if you reach age 72 after December 31, 2022.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with
the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth

in the Code. All withdrawals or

a portion thereof are subject to taxation as

set forth in the Code.

Notes Receivable from Participants
Notes receivable from participants

represents participant loans which

are permitted under certain conditions

provided for by the
Plan. Participants can borrow

up to the lesser

of 50% of their vested

account balance or $50,000.

The $50,000 limit is

reduced
by the excess

of the participant’s highest

outstanding loan balance

from his or

her account during

the 12-month period

before
the loan is made

(even if repaid)

over the participant’s outstanding

loan balance on

the date the

loan is made. The

loan repayment
shall not exceed a five-year

period, except for loans related

to the purchase of a

primary residence. These loans

shall not exceed
25 years.

The interest

rates on

the loans

range from

5.25% to

10.50%. All

loans, including

interest, are

to be

repaid in

level
amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.
Plan Termination

The Company has not expressed any intent to terminate the

Plan, although it reserves the right to terminate the Plan

at any time,
subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the

Plan by any

entity of the

Company, each participant affected shall

become fully vested

in his/her Company
Account. Any unallocated

assets of the

Plan then held

by the Trustee shall be

allocated among the

appropriate Company Accounts
and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The accompanying financial

statements are prepared on

the accrual basis

of accounting in

conformity with U.S.

generally accepted
accounting principles (U.S. GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any

accrued
but unpaid interest. Interest income on notes

receivable from participants is recorded when it is

earned. Related fees are recorded
as

administrative expenses

and are

expensed when

they are

incurred.

No allowance

for credit

losses has

been recorded

as of
December 31, 2024

or 2023. If

a participant ceases to

make loan repayments

and the Plan administrator

deems the participant
loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates

The preparation of the

accompanying financial statements

in conformity with

U.S. GAAP requires management

to make estimates
and assumptions that affect the

amounts reported in the financial

statements and accompanying notes.

Actual results could differ
from those estimates.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
Valuation of Investments and Income Recognition

Purchases and sales of securities

are recorded on a trade-date basis.

Interest income is recorded on the

accrual basis and dividends
are recorded

on the ex-dividend date.

Net appreciation/depreciation includes

the Plan’s gains and

losses on investments bought
and sold as well as held during the year.

Investments held by

the Plan are

stated at fair

value. Fair value

is the price

that would be

received to sell an

asset or paid

to transfer
a liability in an

orderly transaction between market

participants at the

measurement date. (See Note

3 for a

discussion of fair value
measurement).
NOTE 3

FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).
The fair value hierarchy

prioritizes the inputs to

valuation techniques used to

measure fair value

into three broad

levels. The fair
value hierarchy gives the highest

priority to quoted prices (unadjusted) in

active markets for identical financial instruments

(Level
1) and

the lowest

priority to

unobservable inputs

(Level 3).

In some

cases, the

inputs used

to measure

fair value

might fall

in
different

levels of

the fair

value hierarchy.

The level

in the

fair value

hierarchy

within which

the fair

value measurement

in its
entirety falls is

determined based on

the lowest level

input that is

significant to the

fair value measurement

in its entirety. Assessing
the significance

of a

particular input

to the

fair value

measurement in

its entirety

requires

considerable judgment

and involves
considering a number of factors specific to the financial instruments.

Level 1
:

Inputs are

quoted prices (unadjusted)

in active

markets for identical

financial instruments that

the reporting entity

has
the

ability

to

access

at

the

measurement

date.

An

active

market

for

the

financial

instrument

is

a

market

in

which
transactions for the

financial instrument occur

with sufficient frequency

and volume to

provide pricing information

on
an ongoing basis.
Level 2:
Inputs other than

quoted prices included within

Level 1 that

are observable for

the financial instrument,

either directly
or indirectly.

Level 3
:

Unobservable inputs for the financial instrument.

The following is a description of the valuation

methodologies used for assets measured at fair value. There have been no changes
in the methodologies used at December 31, 2024 and 2023.
Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year

end.

Funds

that

are

not

actively

traded

on

an

exchange

are

priced

at

NAV

using

inputs that

corroborate

the

NAV

with
observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and

collective trust funds:

Funds that are

actively traded on

an exchange are

priced at the

NAV of

shares held by

the
Plan at year end

(e.g., bond funds, equity

funds, target date funds,

etc.). Funds that are

not actively traded on

an exchange are
priced

at

NAV

using

inputs

that

corroborate

the

NAV

with

observable

(i.e.,

ongoing

redemption

and/or

subscription

activity)
market-based data.

Self-Directed Brokerage

Accounts:

Mutual funds

and money market

funds valued at

the list price

at NAV

of shares

held by the
Plan at the valuation date.

Money market

funds:

Funds record

their corresponding

value at

$1 NAV.

Investments are

valued at

amortized cost

unless this
would not represent fair value.

UBS Stock Fund:

Actively traded securities

are valued at

the closing price

reported on the

active market on

which the individual
securities are traded.

Common Stock:

Actively traded securities

are valued

at the

closing price reported

on the active

market on which

the individual
securities are traded.
Real Estate Fund:

Actively traded securities are

valued at the closing price

reported on the active market

on which the individual
securities are traded.
Participatory

Note:

Participatory

notes

are

issued

by

registered

Foreign

Institutional

Investor

(FII)

to

overseas

investment

and
transferable by endorsement and delivery.
Short-term investments
: Funds that are

actively traded on an

exchange are priced at

the net asset value (NAV)

of shares held by
the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

NOTE 3

FAIR VALUE MEASUREMENT
(Continued)
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use

of different

methodologies or

assumptions to

determine the

fair value

of certain

financial instruments

could result

in a
different fair value measurement at the reporting date.

There were no transfers between levels in 2024 and 2023.

At December 31, 2024, the investments held by the Plan within the fair value hierarchy are as follows:

Investments at Fair Value as of December 31, 2024
Level 1 Level 2 Level 3 Total
Mutual funds

$6,138,779
—

—

$6,138,779
Self-Directed Brokerage Account 1,452,613,860
—

—

1,452,613,860
UBS Stock Fund

332,983,275
—

—

332,983,275
Common Stocks 2,057,380,343
—

—

2,057,380,343
Real Estate Funds 30,243,377
—

—

30,243,377
Participatory Note — 2,920,662
—

2,920,662
$3,879,359,634 $2,920,662
$ —

$3,882,280,296
Investments measured at NAV:

Money market funds
(a)
$484,066,421
Short-term investment funds
(b)
50,483,983
U.S. equity funds
(c)
1,979,712,534
Non-U.S. equity funds
(c)
397,226,884
U.S. bond funds
(d)
647,807,881
Non-U.S. bond funds
(e)
28,919,600
Target date funds
(f)
2,580,353,730
Total investments, at NAV

$6,168,571,033
Total investments at fair value $10,050,851,329
At December 31, 2023, the investments held by the Plan within the fair value hierarchy are as follows:

Investments at Fair Value as of December 31, 2023
Level 1 Level 2 Level 3 Total
Mutual funds

$13,991,872
—

—

$13,991,872
Self-Directed Brokerage Account 1,346,162,036
—

—

1,346,162,036
UBS Stock Fund

365,776,711
—

—

365,776,711
Common Stocks 1,700,995,929
—

—

1,700,995,929
Real Estate Funds 26,011,107
—

—

26,011,107
Participatory Note
—

4,253,390
—

4,253,390
$3,452,937,655 $4,253,390
$ —

$3,457,191,045
Investments measured at NAV:

Money market funds
(a)
$463,629,838
Short-term investment funds
(b)
42,816,604
U.S. equity funds
(c)
1,513,337,679
Non-U.S. equity funds
(c)
404,523,496
U.S. bond funds
(d)
609,100,587
Non-U.S. bond funds
(e)
31,524,026
Target date funds
(f)
2,326,707,162
Total investments, at NAV

$5,391,639,392
Total investments at fair value $8,848,830,437
(a)

Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

(b)

Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances,

there are no redemption restrictions;
redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require

15 days prior
written notice for the short-term investment funds.

(c)

Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(d)

U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

NOTE 3

FAIR VALUE MEASUREMENT
(Continued)
(e)

Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of
15 days.

(f)

Target

date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year,

the fund will be
blended into the Target

Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The

above

provides

a

general

description

of

the

investments.

Participants

should

refer

to

the

Investment

Options

Guide

for
information on the investment objectives and strategy of each investment option.

NOTE 4

RISKS AND UNCERTAINTIES
The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks.
Due to the

level of risk

associated with certain

investment securities, it

is quite possible

for the value

of investment securities

to
change in

the near

term. The

changes could

materially affect

participants’ account

balances and

the amounts

reported in

the
statements of net assets available for benefits.
NOTE 5

RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2024, the Plan makes certain investments through the Trust, which are considered to be party-
in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:
–
Notes receivable from participants are considered to be party-in-interest transactions.

–
Investments

in

certain

funds

sponsored

by

UBS

Asset

Management,

a

wholly

owned

subsidiary

of

the

Plan

sponsor,

are
considered to be party-in-interest

transactions. The Plan

offers UBS mutual

funds, a collective

investment trust, and

a separately
managed account as part of the investment fund line-up.
–
The

Plan

invests

in

common

stock

of

UBS

Group

AG.

These

transactions

qualify

as

party-in-interest

transactions.

The

Plan
received a total common stock dividends payment of $8,136,624 for 2024.
Certain officers

and employees of

the Plan’s

sponsor (who may

also be

participants in the

Plan) perform administrative

services
related to the Plan’s operation, record keeping and financial reporting. The

Plan’s sponsor pays these individuals’ salaries and

also
pays certain other

administrative expenses on

the Plan’s behalf. The

foregoing transactions are

not deemed prohibited

party-in-
interest transactions

because they

are covered

by statutory

and administrative

exemptions from

the Code

and ERISA’s

rules on
prohibited transactions.
NOTE 6

TAX STATUS
The Plan is a result of the merger and renaming of the

SIP Plan and the Plus Plan, effective January 1, 2015.

Both the SIP Plan and
the Plus Plan

have favorable determination

letters issued by

the IRS, dated

July 29, 2014,

and September

9, 2014, respectively,
stating that the

SIP Plan and

the Plus Plan

are qualified under

Section 401(a) of

the Code and,

therefore, the related trust

is exempt
from taxation.

U.S. GAAP requires

Plan management to evaluate uncertain

tax positions taken by the

Plan. The financial statement effects

of a
tax

position

are

recognized

when

the

position

is

more-likely-than-not,

based

on

the

technical

merits,

to

be

sustained

upon
examination by

the IRS.

The Plan

administrator has

analyzed the

tax positions

taken by

the Plan,

and has

concluded that

as of
December

31, 2024,

there

are

no

uncertain

positions taken

or

expected

to

be

taken. The

Plan

has

recognized

no

interest

or
penalties related to uncertain tax positions.

NOTE 7

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:
December 31,
2024 2023
Net assets available for benefits per the financial statements

$10,198,760,731 $9,002,857,064
Less: Benefits payable to participants

(5,731,689) (5,191,551)
Net assets available for benefits per Form 5500

$10,193,029,042 $8,997,665,513
The

accompanying

financial

statements

present

benefits

distributions

to

participants

on

cash

basis.

The

Form

5500

requires
benefits distributions to be reported as a benefits payable in the plan year.

Therefore, the adjustment from cash basis to

accrual
basis for benefits distributions represents a reconciling item.
The following

is a reconciliation

of net

increase in

net assets per

the financial

statements to the

Form 5500

for the

year ended
December 31, 2024:
Net increase/(Decrease) in net assets available for benefits per the financial statements
$1,195,903,667
Add: Benefits payable to participants at December 31, 2023 5,191,551
Less: Benefits payable to participants at December 31, 2024 (5,731,689)
Net increase/(Decrease) in net assets per Form 5500 $1,195,363,529
NOTE 8

SUBSEQUENT EVENTS
The

Plan

has

evaluated

the

impact

of

subsequent

events

through

June

26,

2025,

the

date

the

financial

statements

financial
statements

were available

to be

issued.

No subsequent

events have

been

recognized

or

required

additional disclosure

in the
financial statements.

SUPPLEMENTAL SCHEDULE
UBS 401(K) PLAN
EIN: 13-2638166
Plan #: 002
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2024

Security Description / Asset ID
Share / Par Value

Cost Current Value
Non-Interest Bearing Cash - USD
BRL - Brazilian real 0.110 0.13 0.11
GBP - British pound sterling 75,113.500 75,114.30 75,113.50
CAD - Canadian dollar 25,823.470 25,838.69 25,823.47
DKK - Danish krone 71,338.510 71,556.90 71,338.51
EUR - Euro 92,758.130 92,758.13 92,758.13
HKD - Hong Kong dollar 32.510 32.29 32.51
JPY - Japanese yen 110,968.690 111,233.14 110,968.69
MXN - Mexican peso 35,711.080 36,382.11 35,711.08
SGD - Singapore dollar 0.180 0.18 0.18
ZAR - South African rand 21.550 28.27 21.55
SEK - Swedish krona -35.780 -39.08 -35.78
CHF - Swiss franc 746.640 746.64 746.64
USD - United States dollar 1,423,918.960 1,423,918.96 1,423,918.96
Total - all currencies 1,837,570.66 1,836,397.55
Total Non-Interest Bearing Cash - USD 1,837,570.66 1,836,397.55
Receivables - Other - USD
Pending foreign exchange purchases: British pound sterling 0.000 12,608.53 12,588.82
Pending foreign exchange purchases: Danish krone 0.000 99,166.58 98,775.47
Pending foreign exchange purchases: Euro 0.000 629,024.99 626,620.40
Pending foreign exchange purchases: Japanese yen 0.000 247,926.68 248,522.33
Pending foreign exchange purchases: Swiss franc 0.000 176,077.46 175,931.58
Pending foreign exchange purchases: United States dollar 0.000 18,154.37 18,154.37
Total - all currencies 1,182,958.61 1,180,592.97
Pending trade sales: British pound sterling 0.000 120,718.11 120,473.68
Pending trade sales: United States dollar 0.000 153,546.57 153,546.57
Total - all currencies 274,264.68 274,020.25
Total Receivables - Other USD 1,457,223.29 1,454,613.22
Corporate Stock - Common
Belgium - EUR
ANHEUSER-BUSCH INB NPV SEDOL : BYYHL23 28,569.000 1,563,216.55 1,427,389.44
ARGEN X SE SEDOL : BNHKYX4 3,073.000 1,296,494.91 1,909,254.99
UCB NPV SEDOL : 5596991 21,631.000 2,278,492.26 4,305,068.88
Total Belgium - EUR 5,138,203.72 7,641,713.31
Belgium - USD
ADR ANHEUSER BUSCH INBEV SA/NV SPONSOREDADR

SEDOL : B3P93Y7
12,188.000 679,706.20 610,253.16
Total Belgium - USD 679,706.20 610,253.16
Canada - CAD
CDN PAC KANS CY COM NPV SEDOL : BMBQR09 53,300.000 3,918,602.53 3,857,227.09
TRANSALTA CORP MTN COM NPV SEDOL : 2901628 51,305.000 693,104.04 725,233.38
Total Canada - CAD 4,611,706.57 4,582,460.47
Canada - USD
CAMECO CORP COM CUSIP : 13321L108 31,692.000 689,408.59 1,628,651.88
FIRSTSERVICE CORP COM NPV CUSIP : 33767E202 6,954.000 629,938.42 1,258,813.08
SHOPIFY INC CL A SUB VTG SHS SHOPIFY INC SEDOL :

BXDZ9Z0
82,830.000 5,849,902.28 8,807,313.90
WHITECAP RES INC COM NEW CUSIP : 96467A200 242,825.000 1,968,474.97 1,721,629.25
Total Canada - USD 9,137,724.26 13,416,408.11
China - USD
ADR LEGEND BIOTECH CORP SPON ADS EACH REP 2 ORD SHS SEDOL : BMX9K07 51,994.000 3,108,451.50 1,691,884.76
ADR PROSUS N.V.

ADR NASPERS NEWCO-ADR CUSIP : 74365P108
2,473,970.000 17,049,155.34 19,643,321.80
ADR TENCENT MUSIC ENTMT GROUP ADS SEDOL :

BFZYWR2
115,320.000 1,412,995.72 1,308,882.00
Total China - USD 21,570,602.56 22,644,088.56
Denmark - DKK
DANSKE BANK A/S DKK10 SEDOL : 4588825 105,242.000 2,531,460.25 2,976,810.07
NKT A/S SEDOL : 7106354 15,692.000 1,201,715.27 1,121,075.04
NOVO NORDISK A/S SER'B'DKK0.1 SEDOL : BP6KMJ1 31,974.000 2,249,338.49 2,771,352.31
NOVONESIS (NOVOZYMES) B SEDOL : B798FW0 20,952.000 1,240,270.95 1,186,143.41
Total Denmark - DKK 7,222,784.96 8,055,380.83
Denmark - USD
ADR NOVO-NORDISK A S ADR SEDOL : 2651202 4,057.000 283,621.56 348,983.14
Total Denmark - USD 283,621.56 348,983.14

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
France - EUR
ACCOR SA EUR3 SEDOL : 5852842 31,200.000 1,305,761.02 1,519,749.57
AIR LIQUIDE(L') EUR5.50 SEDOL : B1YXBJ7 27,370.000 3,414,223.65 4,447,369.57
AXA SA EUR2.29 SEDOL : 7088429 44,938.000 1,434,614.25 1,597,022.90
BNP PARIBAS EUR2 SEDOL : 7309681 24,177.000 1,683,578.67 1,482,589.56
BUREAU VERITAS EUR0.12 SEDOL : B28DTJ6 32,594.000 1,058,566.58 990,256.94
CIE DE ST-GOBAIN EUR4 SEDOL : 7380482 20,392.000 1,861,616.42 1,809,634.09
ENGIE COMSTK SEDOL : B0C2CQ3 129,473.000 2,184,306.50 2,052,600.95
ESSILORLUXOTTICA EUR 0.18 SEDOL : 7212477 1,228.000 299,566.81 299,587.56
PERNOD RICARD NPV EUR 1.55 SEDOL : 4682329 7,615.000 1,096,250.00 859,501.28
SAFRAN SA EUR0.20 SEDOL : B058TZ6 12,419.000 1,781,569.28 2,727,579.51
Total France - EUR 16,120,053.18 17,785,891.93
France - USD
ADR SAFRAN ADR CUSIP : 786584102 205,473.000 6,342,060.27 11,198,278.50
Total France - USD 6,342,060.27 11,198,278.50
Germany - EUR
ALLIANZ SE NPV(REGD)(VINKULIERT) SEDOL : 5231485 9,315.000 2,248,968.74 2,854,157.58
DEUTSCHE BOERSE AG NPV(REGD) SEDOL : 7021963 20,973.000 2,307,116.77 4,829,981.45
DEUTSCHE TELEKOM NPV(REGD) SEDOL : 5842359 209,065.000 4,995,362.40 6,254,304.16
VONOVIA SE NPV SEDOL : BBJPFY1 86,054.000 2,788,762.79 2,612,673.57
Total Germany - EUR 12,340,210.70 16,551,116.76
Germany - USD
ADR BAYER A G SPONSORED ADR CUSIP : 072730302 2,098,689.000 21,812,690.97 10,241,602.32
SAP SE-SPONSORED ADR CUSIP : 803054204 87,062.000 12,158,223.49 21,435,535.02
Total Germany - USD 33,970,914.46 31,677,137.34
Hungary - GBP
WIZZ AIR HLDGS PLC ORD GBP0.0001 SEDOL : BN574F9 79,227.000 1,807,202.92 1,427,831.92
Total Hungary - GBP 1,807,202.92 1,427,831.92
Israel - USD
ADR NICE LTD SPONSORED ADR CUSIP : 653656108 10,863.000 2,053,777.43 1,844,971.92
CYBER-ARK SOFTWARE LTD COM ILS0.01 CUSIP : M2682V108 16,019.000 2,685,642.64 5,336,729.85
GLOBAL E ONLINE LTD COM NPV CUSIP : M5216V106 92,000.000 3,600,655.38 5,016,760.00
WIX.COM LTD COM ILS0.01 CUSIP : M98068105 30,079.000 2,529,859.43 6,453,449.45
Total Israel - USD 10,869,934.88 18,651,911.22
Italy - EUR
BFF BANK S.P.A. SEDOL : BD0TSX6 139,037.000 1,408,874.36 1,324,549.95
MEDIOBANCA SPA EUR0.5 SEDOL : 4574813 102,574.000 1,514,812.06 1,494,981.50
UNICREDIT SPA NPV SEDOL : BYMXPS7 18,745.000 654,778.72 747,787.53
Total Italy - EUR 3,578,465.14 3,567,318.98
Japan - JPY
COCA-COLA BOTTLERS NPV SEDOL : 6163286 56,865.000 759,673.39 903,486.29
MITSUBISHI UFJ FIN NPV SEDOL : 6335171 225,000.000 2,405,252.50 2,642,848.05
NIPPON SANSO HOLDINGS CORP SEDOL : 6640541 64,236.000 1,523,003.92 1,808,221.33
OTSUKA HOLDINGS CO LTD SEDOL : B5LTM93 23,100.000 909,716.21 1,264,062.10
SUMITOMO MITSUI FINANCIAL GROUP NPV SEDOL : 6563024 82,300.000 1,648,902.08 1,971,094.43
TOKYO GAS CO LTD

NPV SEDOL : 6895448
26,142.000 757,507.63 726,905.96
Total Japan - JPY 8,004,055.73 9,316,618.16
Korea, Republic of - USD
COUPANG INC SEDOL : BNYHDF3 295,941.000 6,708,404.55 6,504,783.18
SAMSUNG ELECTRONIC GDR EACH REP 25 COM(REG'S') SEDOL

: 4942818
1,325.000 1,896,842.95 1,205,750.00
Total Korea, Republic of – USD 8,605,247.50 7,710,533.18
Mexico - MXN
WAL-MART DE MEX COM NPV SEDOL : BW1YVH8 379,810.000 1,541,061.35 1,002,646.16
Total Mexico - MXN 1,541,061.35 1,002,646.16
Mexico - USD
ADR CEMEX SAB DE CV SEDOL : 2488671 191,554.000 1,535,491.64 1,080,364.56
Total Mexico - USD 1,535,491.64 1,080,364.56
Netherlands - EUR
HEINEKEN NV EUR1.60 SEDOL : 7792559 7,941.000 706,633.11 564,913.63
Total Netherlands - EUR 706,633.11 564,913.63
Netherlands - USD
ADR ARGENX SE SPONSORED ADS SEDOL : BDVLM39 15,830.000 6,327,329.99 9,735,450.00
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)

SEDOL : B908F01
7,203.000 2,641,295.00 4,992,255.24
AERCAP HOLDINGS N.V. EUR0.01 CUSIP : N00985106 216,200.000 12,584,020.91 20,690,340.00
Total Netherlands - USD 21,552,645.90 35,418,045.24
Russian Federation - USD
SBERBANK OF RUSSIA SPON ADR SEDOL : B5SC091 169,458.000 2,844,610.07 7,676.45
Total Russian Federation - USD 2,844,610.07 7,676.45
Spain - EUR
AENA SME S.A. 144A EUR10 SEDOL : BVRZ8L1 12,891.000 2,469,929.11 2,635,019.78
Total Spain - EUR 2,469,929.11 2,635,019.78

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
Switzerland - CHF
GALDERMA GROUP AG CHF0.01 SEDOL : BRC2T72 14,356.000 1,125,480.72 1,594,248.65
MEDACTA GROUP SA CHF0.10 SEDOL : BJYLTQ0 9,783.000 844,410.21 1,150,750.68
NESTLE SA CHF0.10(REGD) SEDOL : 7123870 16,542.000 1,724,380.29 1,366,802.71
SGS SA CHF0.04 (REGD) SEDOL : BMBQHZ4 27,203.000 2,773,831.12 2,727,954.36
SWISS RE AG CHF0.10 SEDOL : B545MG5 7,609.000 1,126,800.88 1,101,573.30
Total Switzerland - CHF 7,594,903.22 7,941,329.70
Switzerland - USD
ADR SONOVA HLDG AG UNSP ADR SEDOL : B3K9YR2 69,585.000 4,921,992.51 4,525,808.40
UBS GROUP AG COMMON STOCK CUSIP : H42097107 10,982,298.000 196,037,437.78 332,983,275.36
Total Switzerland - USD 200,959,430.29 337,509,083.76
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING ADS REP 5 TWD10 CUSIP : 874039100 101,232.000 9,836,664.64 19,992,307.68
Total Taiwan - USD 9,836,664.64 19,992,307.68
United Kingdom - GBP
3I GROUP ORD GBP0.738636 SEDOL : B1YW440 31,777.000 1,260,401.28 1,418,383.50
BRITISH AMERICAN TOBACCO ORD GBP0.25 SEDOL : 0287580 96,207.000 3,577,289.02 3,470,102.02
FLUTTER ENTERTAINMENT PLC ORD EUR 0.09 (CDI) SEDOL : BWXC0Z1 629.000 167,301.40 163,223.80
LONDON STOCK EXCHANGE GROUP ORD GBP0.06918604 SEDOL :

B0SWJX3
14,191.000 1,638,965.16 2,005,661.54
MELROSE INDUST PLC ORD GBP0.001 SEDOL : BNGDN82 605,849.000 4,602,984.87 4,202,042.39
NATIONAL GRID ORD GBP0.12431289 SEDOL : BDR05C0 581,555.000 7,427,362.60 6,919,225.46
RECKITT BENCK GRP ORD GBP0.10 SEDOL : B24CGK7 32,641.000 2,025,607.72 1,975,710.61
RELX PLC SEDOL : B2B0DG9 75,636.000 2,578,879.23 3,437,625.83
Total United Kingdom - GBP 23,278,791.28 23,591,975.15
United Kingdom - USD
ADR LONDON STK EXCHANGE GROUP ADR CUSIP : 54211N101 516,738.000 17,185,883.40 18,442,379.22
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305 142,506.000 8,711,859.10 8,928,000.90
Total United Kingdom - USD 25,897,742.50 27,370,380.12
United States - USD
#REORG/ DISCOVER FINL SVCS STOCK MERGER CAPITAL ONE FINL CORP 2108876 05-19-2025

CUSIP : 254709108
31,726.000 3,946,088.38 5,495,894.98
#REORG/INTRA-CELLULAR MERGER 04-02-2025

CUSIP : 46116X101
25,780.000 1,262,404.08 2,153,145.60
#REORG/LIONS MERGER STARZ LIONSGATE 211RA24 2113A34 05-07-2025 SEDOL

: BD8NB53
151,058.000 1,830,268.96 1,140,487.90
ACADIA HEALTHCARE CO INC COM CUSIP : 00404A109 33,728.000 1,993,599.26 1,337,315.20
ACV AUCTIONS INC CL A CL A CUSIP : 00091G104 95,961.000 1,901,374.30 2,072,757.60
ADOBE INC COM SEDOL : 2008154 13,190.000 6,479,299.69 5,865,329.20
ADVANCED DRAIN SYS INC DEL COM CUSIP : 00790R104 12,984.000 1,464,935.47 1,500,950.40
ADVANCED MICRO DEVICES INC COM SEDOL : 2007849 28,837.000 3,710,896.34 3,483,221.23
AEROVIRONMENT INC COM CUSIP : 008073108 13,971.000 1,580,310.50 2,149,997.19
AFFIRM HLDGS INC CL A CL A SEDOL : BMF9NM8 16,950.000 584,529.60 1,032,255.00
ALIGHT INC CL A SEDOL : BNG7BZ7 248,000.000 2,387,397.41 1,716,160.00
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107 128,902.000 10,911,819.55 24,548,096.88
ALPHABET INC CAPITAL STOCK USD0.001 CL A CUSIP : 02079K305 353,587.000 31,371,694.27 66,934,019.10
AMAZON COM INC COM SEDOL : 2000019 560,741.000 54,663,175.93 123,020,967.99
AMDOCS ORD GBP0.01 SEDOL : 2256908 29,900.000 2,632,165.84 2,545,686.00
AMER FINL GROUP INC OH COM STK SEDOL : 2134532 11,855.000 1,700,775.68 1,623,305.15
AMERICAN EAGLE OUTFITTERS INC NEW COM SEDOL : 2048592 80,584.000 1,696,488.28 1,343,335.28
AMICUS THERAPEUTICS INC COM CUSIP : 03152W109 171,590.000 2,129,626.91 1,616,377.80
AMPHENOL CORP NEW CL A SEDOL : 2145084 195,963.000 8,127,165.12 13,609,630.35
ANTERO RES CORP COM SEDOL : BFD2WR8 58,250.000 1,680,626.45 2,041,662.50
AON PLC SEDOL : BLP1HW5 83,566.000 22,042,114.96 30,013,564.56
APPFOLIO INC COM CL A COM CL A CUSIP : 03783C100 15,811.000 3,163,310.94 3,900,889.92
APPLE INC COM STK SEDOL : 2046251 312,198.000 31,418,018.62 78,180,623.16
ARCELLX INC COM CUSIP : 03940C100 23,985.000 817,368.75 1,839,409.65
ARROWHEAD PHARMACEUTICALS INC COM CUSIP : 04280A100 44,723.000 1,500,940.19 840,792.40
ARTISAN PARTNERS ASSET MGMT INC CL A CL A SEDOL : B8FW545 40,550.000 1,586,803.76 1,745,677.50
ARTIVION INC COM USD0.01 CUSIP : 228903100 64,388.000 1,613,818.90 1,840,852.92
ARVINAS INC COM CUSIP : 04335A105 33,697.000 1,358,068.14 645,971.49
ASPEN AEROGELS INC COM CUSIP : 04523Y105 135,809.000 3,588,777.62 1,613,410.92
ASSURANT INC COM SEDOL : 2331430 8,630.000 1,452,164.32 1,840,088.60
ATI INC COM CUSIP : 01741R102 102,963.000 4,148,866.73 5,667,083.52
ATLANTIC UN BANKSHARES CORP COM SEDOL : BFZ9DB8 50,180.000 1,816,737.74 1,900,818.40
ATLASSIAN CORP CL A SEDOL : BQ1PC76 26,528.000 6,191,967.03 6,456,384.64
AURORA INNOVATION INC CL A COM SEDOL : BMF0P92 238,006.000 864,325.53 1,499,437.80

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
AVANTOR INC COM CUSIP : 05352A100 51,985.000 1,096,525.71 1,095,323.95
AVIDITY BIOSCIENCES INC COM CUSIP : 05370A108 56,918.000 1,493,176.16 1,655,175.44
AVIENT CORPORATION SEDOL : BMHWY55 34,750.000 1,837,107.11 1,419,885.00
AXALTA COATING SYSTEMS

LTD COM USD1.00 SEDOL : BSFWCF5
60,611.000 2,259,417.31 2,074,108.42
AZEK CO INC CL A CL A CUSIP : 05478C105 127,185.000 4,065,891.78 6,037,471.95
BANK OZK COM SEDOL : BZ56Q65 45,900.000 2,047,175.81 2,043,927.00
BECTON DICKINSON & CO COM SEDOL : 2087807 23,022.000 5,708,481.98 5,223,001.14
BELDEN INC COM SEDOL : B01WL78 12,737.000 782,176.14 1,434,313.57
BELLRING BRANDS INC COM USD0.01 CUSIP : 07831C103 64,840.000 2,761,139.50 4,885,045.60
BIO-TECHNE CORP COM CUSIP : 09073M104 15,120.000 1,228,769.43 1,089,093.60
BJS WHSL CLUB HLDGS INC COM SEDOL : BFZNZF8 19,300.000 1,297,722.58 1,724,455.00
BLOOMIN BRANDS INC COM SEDOL : B847RJ0 92,709.000 1,820,921.55 1,131,976.89
BLUEPRINT MEDICINES CORP COM CUSIP : 09627Y109 22,367.000 1,930,083.36 1,950,849.74
BOEING CO COM SEDOL : 2108601 31,170.000 5,180,680.53 5,517,090.00
BOISE CASCADE CO COM CUSIP : 09739D100 25,636.000 1,060,262.32 3,047,094.96
BOOKING HLDGS INC COM SEDOL : BDRXDB4 2,619.000 5,489,352.08 13,012,291.98
BOWHEAD SPECIALTY HLDGS INC COM CUSIP : 10240L102 31,300.000 532,100.00 1,111,776.00
BRAZE INC CL A CL A CUSIP : 10576N102 66,303.000 2,928,772.97 2,776,769.64
BRIGHT HORIZONS FA COM USD0.001 CUSIP : 109194100 25,402.000 2,416,540.61 2,815,811.70
BRIGHTHOUSE FINL INC COM SEDOL : BF429K9 37,690.000 1,823,720.45 1,810,627.60
BRINKS CO COM SEDOL : 2691305 40,285.000 2,884,457.46 3,737,239.45
BRUNSWICK CORP COM SEDOL : 2149309 20,260.000 1,680,063.71 1,310,416.80
BUILDERS FIRSTSOURCE INC COM STK SEDOL : B0BV2M7 11,033.000 1,662,649.20 1,576,946.69
BURLINGTON STORES INC COM CUSIP : 122017106 4,927.000 1,000,890.02 1,404,490.62
BWX TECHNOLOGIES INC COM CUSIP : 05605H100 44,386.000 3,117,030.33 4,944,156.54
CACI INTL INC CL A CL A SEDOL : 2159267 4,070.000 1,810,502.24 1,644,524.20
CACTUS INC CL A CL A SEDOL : BF1GM16 32,600.000 1,764,501.18 1,902,536.00
CAESARS ENTMT INC NEW COM SEDOL : BMWWGB0 59,800.000 3,300,525.97 1,998,516.00
CALIFORNIA RES CORP COM USD0.01 SEDOL : BMBK002 24,450.000 1,329,123.69 1,268,710.50
CAPITAL ONE FINL CORP COM CUSIP : 14040H105 92,498.000 8,217,692.58 16,494,243.36
CARLYLE GROUP INC COM CUSIP : 14316J108 70,267.000 2,495,412.67 3,547,780.83
CASELLA WASTE SYS INC CL A COM STK CUSIP : 147448104 21,049.000 1,628,398.05 2,227,194.69
CASEYS GEN STORES INC COM SEDOL : 2179414 4,722.000 1,797,241.57 1,870,998.06
CF INDS HLDGS INC COM CUSIP : 125269100 26,394.000 1,876,240.86 2,251,936.08
CHART INDS INC COM PAR $0.01 COM PAR $0.01 CUSIP : 16115Q308 42,671.000 5,233,567.62 8,143,333.64
CHARTER COMMUNICATIONS INC NEW CL A CL A CUSIP : 16119P108 18,068.000 5,383,795.45 6,193,168.36
CHEMED CORP NEW COM CUSIP : 16359R103 5,311.000 2,594,118.05 2,813,767.80
CHIPOTLE MEXICAN GRILL INC COM STK SEDOL : B0X7DZ3 98,840.000 2,267,176.69 5,960,052.00
CHORD ENERGY CORPORATION COM USD0.01 SEDOL : BLDDYB1 9,925.000 1,308,835.21 1,160,431.00
CHURCHILL DOWNS INC COM SEDOL : 2194105 51,130.000 5,400,908.10 6,827,900.20
CIENA CORP COM NEW SEDOL : B1FLZ21 26,000.000 1,285,967.84 2,205,060.00
CINEMARK HLDGS INC COM SEDOL : B1W7RQ0 47,040.000 726,472.41 1,457,299.20
CIVITAS RES INC COM SEDOL : BMG9GG2 28,400.000 1,896,556.63 1,302,708.00
CLEAN HBRS INC COM SEDOL : 2202473 9,040.000 1,074,518.11 2,080,465.60
CLEARWATER ANALYTICS HLDGS INC CL A CL A CUSIP : 185123106 93,911.000 1,659,078.59 2,584,430.72
CLEVELAND CLIFFS USD0.125 SEDOL : BYVZ186 201,250.000 3,127,734.94 1,891,750.00
COGNEX CORP COM CUSIP : 192422103 64,424.000 3,326,016.90 2,310,244.64
COLUMBIA BKG SYS INC COM CUSIP : 197236102 76,818.000 2,085,146.98 2,074,854.18
COM ALCOA CORPORATION COM USD0.01 CUSIP : 013872106 345,627.000 12,935,572.74 13,057,788.06
COMCAST CORP NEW-CL A CUSIP : 20030N101 558,742.000 21,397,643.15 20,969,587.26
COMFORT SYS USA INC COM CUSIP : 199908104 8,309.000 2,214,538.00 3,523,514.54
COMMERCIAL METALS CO COM SEDOL : 2213260 42,925.000 1,903,275.59 2,129,080.00
CONFLUENT INC CL A CL A CUSIP : 20717M103 234,098.000 5,721,504.44 6,545,380.08
CONOCOPHILLIPS COM CUSIP : 20825C104 454,362.000 48,156,968.62 45,059,079.54
COTY INC COM CL A COM CL A SEDOL : BBBSMJ2 222,522.000 1,981,724.26 1,548,753.12
COUCHBASE INC COM CUSIP : 22207T101 133,484.000 3,660,187.46 2,081,015.56
CREDO TECHNOLOGY GROUP HOLDING LTD CUSIP : G25457105 18,082.000 591,240.90 1,215,291.22
CRINETICS PHARMACEUTICALS INC COM CUSIP : 22663K107 36,773.000 1,385,801.20 1,880,203.49
CSW INDUSTRIALS INC COM CUSIP : 126402106 6,530.000 2,783,971.19 2,303,784.00
CURTISS WRIGHT CORP COM CUSIP : 231561101 4,399.000 1,627,625.45 1,561,073.13
CUSHMAN & WAKEFIELD INC SEDOL : BFZ4N46 174,400.000 1,729,021.49 2,281,152.00
DANAHER CORP COM SEDOL : 2250870 23,392.000 5,611,735.22 5,369,633.60
DIGITALOCEAN HLDGS INC COM CUSIP : 25402D102 60,354.000 2,596,754.03 2,056,260.78
DIODES INC COM SEDOL : 2270500 26,950.000 2,019,741.05 1,662,006.50

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
DOXIMITY INC COM USD0.001 CL A CUSIP : 26622P107 58,951.000 1,710,258.68 3,147,393.89
DUOLINGO INC CL A COM CL A COM CUSIP : 26603R106 11,187.000 1,758,072.41 3,627,161.01
DYNATRACE INC COM CUSIP : 268150109 122,430.000 5,713,740.35 6,654,070.50
E L F BEAUTY INC COM CUSIP : 26856L103 26,089.000 3,157,663.32 3,275,473.95
EAGLE MATLS INC COM CUSIP : 26969P108 4,875.000 948,125.46 1,202,955.00
EDGEWISE THERAPEUTICS INC COM USD0.0001

CUSIP : 28036F105
56,900.000 1,710,635.91 1,519,230.00
ELASTIC N V COM USD0.01 CUSIP : N14506104 36,313.000 2,512,010.58 3,597,892.04
ELEVANCE HEALTH INC CUSIP : 036752103 28,413.000 11,219,422.11 10,481,555.70
ELI LILLY & CO COM SEDOL : 2516152 21,588.000 8,376,164.13 16,665,936.00
ENCOMPASS HEALTH CORP COM USD0.01 CUSIP : 29261A100 38,744.000 2,116,151.02 3,578,008.40
ENTEGRIS INC COM SEDOL : 2599700 52,122.000 5,470,768.19 5,163,205.32
EPAM SYS INC COM STK CUSIP : 29414B104 8,264.000 2,047,164.23 1,932,288.48
EQUIFAX INC COM SEDOL : 2319146 26,226.000 6,764,556.52 6,683,696.10
ESSENT GROUP LTD COM STK CUSIP : G3198U102 33,674.000 1,118,843.06 1,833,212.56
ESTEE LAUDER COMPANIES INC CL A USD0.01 CUSIP : 518439104 45,474.000 3,474,547.83 3,409,640.52
EVEREST GROUP LTD CUSIP : G3223R108 6,585.000 2,532,717.96 2,386,799.10
EVERGY INC COM NPV SEDOL : BFMXGR0 36,000.000 1,987,305.18 2,215,800.00
EVOLENT HEALTH INC CL A CL A CUSIP : 30050B101 67,249.000 1,859,996.98 756,551.25
EXACT SCIENCES CORP COM CUSIP : 30063P105 37,626.000 2,104,143.28 2,114,204.94
EXLSERVICE COM INC COM STK CUSIP : 302081104 59,592.000 1,839,757.68 2,644,692.96
FAIR ISAAC CORPORATION COM SEDOL : 2330299 2,819.000 2,590,886.82 5,612,431.67
FIRST AMERN FINL CORP COM STK SEDOL : B4NFPK4 29,470.000 1,712,316.18 1,840,106.80
FIRST BANCORP N C COM CUSIP : 318910106 57,262.000 2,338,034.18 2,517,810.14
FIRST HORIZON CORPORATION COM SEDOL : 2341484 159,300.000 2,384,691.20 3,208,302.00
FIRST INTERSTATE BANCSYS/MT SEDOL : B4RGHN0 42,700.000 1,426,103.37 1,386,469.00
FIRST WATCH RESTAURANT GROUP INC COM CUSIP : 33748L101 138,000.000 2,457,205.22 2,568,180.00
FISERV INC COM SEDOL : 2342034 118,087.000 12,523,104.86 24,257,431.54
FLAGSTAR FINANCIAL INC SEDOL : BT6MM39 183,000.000 1,968,594.35 1,707,390.00
FLEX LTD COM USD0.01 SEDOL : 2353058 45,525.000 806,699.83 1,747,704.75
FLOWSERVE CORP COM CUSIP : 34354P105 58,756.000 3,641,990.66 3,379,645.12
FLUTTER ENTERTAINMENT PLC ORD EUR0.09 SEDOL : BWZMZF4 4,535.000 1,139,274.57 1,172,070.75
FLYWIRE CORP COM VTG COM VTG CUSIP : 302492103 269,330.000 7,105,157.19 5,553,584.60
FOX FACTORY

HLDG CORP COM CUSIP : 35138V102
24,634.000 1,063,876.49 745,671.18
FRESHPET INC COM CUSIP : 358039105 12,465.000 786,845.26 1,846,191.15
FTAI AVIATION LTD

COM USD0.01 CUSIP : G3730V105
37,247.000 5,166,460.87 5,365,057.88
GATES INDL CORP PL COM USD0.01 CUSIP : G39108108 158,267.000 3,489,052.50 3,255,552.19
GE VERNOVA LLC COM CUSIP : 36828A101 36,238.000 4,208,707.61 11,919,765.34
GITLAB INC CL A COM CUSIP : 37637K108 58,725.000 2,962,513.14 3,309,153.75
GLACIER BANCORP INC NEW COM SEDOL : 2370585 46,620.000 1,602,544.92 2,341,256.40
GLAUKOS CORP COM CUSIP : 377322102 9,991.000 1,464,929.92 1,498,050.54
GLOBUS MED INC CL A NEW COM STK CUSIP : 379577208 37,355.000 2,573,313.35 3,089,632.05
GOODYEAR TIRE & RUBBER CO COM SEDOL : 2378200 199,200.000 2,197,229.60 1,792,800.00
GRAPHIC PACKAGING HLDG CO COM STK CUSIP : 388689101 102,922.000 2,430,906.42 2,795,361.52
GUIDEWIRE SOFTWARE INC COM USD0.0001 CUSIP : 40171V100 8,827.000 882,893.63 1,488,055.66
GULFPORT ENERGY CORP COM USD0.01 CUSIP : 402635502 20,396.000 3,108,244.43 3,756,943.20
HALOZYME THERAPEUTICS INC COM CUSIP : 40637H109 28,950.000 1,501,919.02 1,384,099.50
HEALTHEQUITY INC COM CUSIP : 42226A107 33,715.000 3,003,629.04 3,234,954.25
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203 45,615.000 4,463,793.21 11,274,203.40
HOWMET AEROSPACE INC COM USD1.00 WI SEDOL : BKLJ8V2 59,413.000 3,248,037.16 6,497,999.81
HUBSPOT INC COM SEDOL : BR4T3B3 9,947.000 5,223,661.07 6,930,771.19
HUMANA INC COM CUSIP : 444859102 58,972.000 19,620,832.85 14,961,786.12
IDEAYA BIOSCIENCES INC COM CUSIP : 45166A102 39,142.000 973,977.04 1,005,949.40
IMMUNOVANT INC COM CUSIP : 45258J102 50,150.000 1,820,135.65 1,242,215.50
IMPINJ INC COM CUSIP : 453204109 27,335.000 2,388,584.43 3,970,682.10
INDEPENDENT BK CORP MASS COM COM STK USD0.01

SEDOL : 2447821
29,200.000 1,481,793.04 1,874,348.00
INGERSOLL RAND INC COM SEDOL : BL5GZ82 68,894.000 2,331,150.32 6,232,151.24
INGEVITY CORP COM SEDOL : BD4LHG4 43,000.000 1,989,984.87 1,752,250.00
INSMED INC COM PAR $.01 CUSIP : 457669307 65,750.000 1,658,304.54 4,539,380.00
INSPIRE MED SYS INC COM CUSIP : 457730109 9,970.000 1,858,414.19 1,848,238.60
INSULET CORP COM STK CUSIP : 45784P101 8,298.000 1,613,880.53 2,166,358.86
INTUIT COM SEDOL : 2459020 39,656.000 14,464,209.69 24,923,796.00
INTUITIVE SURGICAL INC COM NEW STK SEDOL : 2871301 33,374.000 6,820,968.10 17,419,893.04
IRIDIUM COMMUNICATIONS INC COM STK SEDOL : B2QH310 75,325.000 2,201,146.66 2,185,931.50
ITRON INC COM STK NPV CUSIP : 465741106 34,227.000 3,115,122.64 3,716,367.66
ITT INC COM SEDOL : BZBY209 18,500.000 1,472,010.06 2,643,280.00
JABIL INC COM USD0.001 SEDOL : 2471789 16,850.000 1,255,385.44 2,424,715.00
JACOBS SOLUTIONS INC COM SEDOL : BNGC0D3 13,025.000 1,630,825.65 1,740,400.50
JANUX THERAPEUTICS INC COM CUSIP : 47103J105 37,100.000 1,662,113.58 1,986,334.00

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
JAZZ PHARMACEUTICALS PLC COM USD0.0001 SEDOL : B4Q5ZN4 16,700.000 2,366,072.90 2,056,605.00
KIRBY CORP COM SEDOL : 2493534 18,040.000 1,299,406.38 1,908,632.00
KNIGHT-SWIFT TRANSN HLDGS INC CL A CLASSA COMMON STOCK USD0.01 CUSIP : 499049104 103,422.000 5,710,693.95 5,485,502.88
KORN FERRY COM SEDOL : 2386849 31,500.000 1,818,287.78 2,124,675.00
KOSMOS ENERGY LTD COM USD0.01 CUSIP : 500688106 248,090.000 1,632,830.33 848,467.80
KULICKE & SOFFA INDS INC COM SEDOL : 2498001 36,200.000 1,918,888.36 1,689,092.00
KYMERA THERAPEUTICS INC COM CUSIP : 501575104 43,833.000 1,778,718.07 1,763,401.59
LANCASTER COLONY CORP COM CUSIP : 513847103 9,119.000 1,625,229.79 1,578,863.66
LATTICE SEMICONDUCTOR CORP COM CUSIP : 518415104 19,099.000 1,479,814.66 1,081,958.35
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP : 530307107 9,722.000 784,721.40 722,927.92
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305 130,969.000 13,125,084.86 9,791,242.44
LIBERTY MEDIA CORP DEL COM LIBERTY FORMULA ONE SER C SEDOL : BPLYVN5 23,600.000 1,445,395.09 2,186,776.00
LINCOLN NATL CORP COM SEDOL : 2516378 47,750.000 1,307,894.93 1,514,152.50
LIVANOVA PLC ORD GBP1.00 (DI) SEDOL : BYMT0J1 38,475.000 2,151,745.73 1,781,777.25
LOUISIANA-PACIFIC CORP COM CUSIP : 546347105 11,769.000 1,071,175.56 1,218,679.95
LULULEMON ATHLETICA INC COM SEDOL : B23FN39 10,760.000 3,459,360.41 4,114,731.60
M / I HOMES INC CUSIP : 55305B101 20,043.000 3,290,480.63 2,664,716.85
MADDEN STEVEN LTD COM SEDOL : 2553911 28,176.000 963,649.87 1,198,043.52
MADRIGAL PHARMACEUTICALS INC COM CUSIP : 558868105 4,027.000 1,026,483.51 1,242,611.39
MANHATTAN ASSOCS INC COM CUSIP : 562750109 9,596.000 2,503,169.35 2,593,223.04
MARRIOTT VACATIONS WORLDWIDE CORP COM SEDOL : B45K9N8 26,900.000 3,185,140.61 2,415,620.00
MASIMO CORP COM STK CUSIP : 574795100 20,167.000 3,549,524.39 3,333,605.10
MASTEC INC COM CUSIP : 576323109 34,354.000 1,809,100.13 4,676,953.56
MASTERCARD INCORPORATED COM USD0.0001 CLASS A SEDOL : B121557 54,136.000 20,269,955.35 28,506,393.52
MERCADOLIBRE INC COM STK SEDOL : B23X1H3 2,410.000 3,961,237.96 4,098,060.40
MERCURY SYSTEMS INC CUSIP : 589378108 60,674.000 3,524,192.08 2,548,308.00
MERIT MED SYS INC COM CUSIP : 589889104 2,505.000 138,466.83 242,283.60
MERITAGE HOMES CORP COM CUSIP : 59001A102 15,919.000 3,271,045.67 2,448,660.58
META PLATFORMS INC COM USD0.000006 CL 'A' CUSIP : 30303M102 128,069.000 28,201,562.34 74,985,680.19
MGIC INVT CORP WIS COM SEDOL : 2548616 91,200.000 1,240,738.46 2,162,352.00
MICROSOFT CORP COM SEDOL : 2588173 282,707.000 47,164,212.28 119,161,000.50
MKS INC SEDOL : 2404871 15,865.000 1,395,968.78 1,656,147.35
MODINE MFG CO COM STK CUSIP : 607828100 31,140.000 2,974,177.92 3,610,060.20
MOHAWK INDS INC COM SEDOL : 2598699 16,350.000 1,934,434.26 1,947,775.50
MUELLER INDS INC COM CUSIP : 624756102 31,433.000 2,553,280.28 2,494,522.88
NATERA INC COM SEDOL : BYQRG48 16,500.000 2,132,738.99 2,611,950.00
NATL FUEL GAS CO COM SEDOL : 2626103 39,920.000 2,149,312.62 2,422,345.60
NEOGEN CORP COM CUSIP : 640491106 145,608.000 2,559,953.32 1,767,681.12
NEOGENOMICS INC COM NEW COM NEW CUSIP : 64049M209 60,661.000 1,792,228.89 999,693.28
NETFLIX INC COM STK SEDOL : 2857817 15,442.000 5,399,094.20 13,763,763.44
NEW FORTRESS INC CL A SHS REPSTG LTD LIABILITY CUSIP : 644393100 155,032.000 4,138,542.75 2,344,083.84
NEWELL BRANDS INC COM SEDOL : 2635701 205,000.000 1,673,905.42 2,041,800.00
NOBLE CORPORATION PLC COM SEDOL : BN2QTL0 25,093.000 912,380.82 787,920.20
NORWEGIAN CRUISE LINE HLDGS LTD COM USD0.001 SEDOL : B9CGTC3 91,409.000 1,779,556.34 2,351,953.57
NOVANTA INC NOVANTA

INC CUSIP : 67000B104
10,052.000 1,020,070.52 1,535,644.04
NUVALENT INC CL A CL A CUSIP : 670703107 23,100.000 1,704,211.05 1,808,268.00
NVENT ELECTRIC PLC COM USD0.01 WI CUSIP : G6700G107 32,183.000 2,090,941.75 2,193,593.28
NVIDIA CORP COM SEDOL : 2379504 576,365.000 20,852,433.73 77,400,055.85
OCCIDENTAL PETROLEUM CORP CUSIP : 674599105 0.000 0.00 0.00
OSHKOSH CORPORATION SEDOL : 2663520 17,900.000 2,028,652.72 1,701,753.00
OVINTIV INC COM USD0.01 SEDOL : BJ01KB6 32,100.000 1,168,186.41 1,300,050.00
OWENS CORNING NEW COM STK SEDOL : B1FW7Q2 11,935.000 2,050,791.30 2,032,769.20
PARSONS CORP DEL COM CUSIP : 70202L102 42,400.000 4,078,799.77 3,911,400.00
PENTAIR PLC COM USD0.01 SEDOL : BLS09M3 24,600.000 1,245,739.55 2,475,744.00
PENUMBRA INC COM SEDOL : BZ0V201 8,570.000 1,809,898.98 2,035,203.60
PERFORMANCE FOOD GROUP CO COM CUSIP : 71377A103 87,705.000 3,805,415.75 7,415,457.75
PERMIAN RES CORP CL A SEDOL : BQPCHB2 108,300.000 1,132,292.75 1,557,354.00
PERRIGO COMPANY LIMITED COM EUR0.001 SEDOL : BGH1M56 59,200.000 2,177,144.90 1,522,032.00
PINNACLE W. CAP CORP COM SEDOL : 2048804 25,900.000 1,953,832.53 2,195,543.00
PLANET FITNESS INC CL A CL A CUSIP : 72703H101 22,323.000 1,475,383.22 2,207,075.01
POOL CORP COM STK CUSIP : 73278L105 6,492.000 2,277,604.46 2,213,382.48
POST HLDGS INC COM STK SEDOL : B6T0518 15,075.000 1,570,912.39 1,725,484.50
PRESTIGE CONSUMER HEALTHCARE INC COM SEDOL : B0650P3 24,930.000 1,501,179.14 1,946,783.70
PRIMO BRANDS CORPORATION COM USD0.01 CUSIP : 741623102 115,059.000 2,679,844.94 3,540,365.43
PROSPERITY BANCSHARES INC COM CUSIP

: 743606105
65,048.000 4,308,072.20 4,901,366.80
PROTAGONIST THERAPEUTICS INC COM CUSIP : 74366E102 54,103.000 1,229,230.38 2,088,375.80
PURE STORAGE INC CL A CL A CUSIP : 74624M102 113,884.000 4,295,653.57 6,995,894.12
PVH CORP COM USD1 SEDOL : B3V9F12 20,325.000 1,466,261.10 2,149,368.75

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
Q2 HLDGS INC COM CUSIP : 74736L109 22,569.000 2,047,949.12 2,271,569.85
RADNET INC COM STK CUSIP : 750491102 81,089.000 2,582,731.18 5,663,255.76
RANGE RES CORP COM CUSIP : 75281A109 22,642.000 796,610.63 814,659.16
REGAL REXNORD CORPORATION COM STK USD0.01 CUSIP : 758750103 11,954.000 1,939,902.14 1,854,424.02
RELIANCE INC COM NPV SEDOL : 2729068 7,761.000 1,520,079.80 2,089,726.86
REPLIGEN CORP COM STK USD0.01 CUSIP : 759916109 10,576.000 1,356,523.81 1,522,309.44
REVOLVE GROUP INC CL A CL A CUSIP : 76156B107 35,245.000 1,706,763.33 1,180,355.05
RHYTHM PHARMACEUTICALS INC COM CUSIP : 76243J105 37,765.000 1,000,907.65 2,114,084.70
ROBERT HALF INC COM USD0.001 SEDOL : 2110703 29,300.000 1,861,955.58 2,064,478.00
ROSS STORES INC COM SEDOL : 2746711 48,423.000 4,956,781.24 7,324,947.21
RYDER SYS INC COM SEDOL : 2760669 13,700.000 1,288,607.41 2,148,982.00
SAIA INC COM STK SEDOL : 2982399 4,990.000 1,340,446.42 2,274,092.70
SALLY BEAUTY HLDGS INC COM STK USD0.01 SEDOL : B1GZ005 151,000.000 1,590,082.64 1,577,950.00
SCHLUMBERGER LTD COM COM SEDOL : 2779201 99,476.000 5,487,941.37 3,813,909.84
SCHWAB CHARLES CORP COM NEW SEDOL : 2779397 67,109.000 4,391,372.30 4,966,737.09
SEALED AIR CORP NEW COM STK SEDOL : 2232793 19,806.000 675,152.80 670,036.98
SEMTECH CORP COM CUSIP : 816850101 73,239.000 3,428,368.99 4,529,832.15
SENSATA TECHNOLOGIES B V HOLDING SEDOL : BFMBMT8 66,000.000 2,551,814.19 1,808,400.00
SERVICENOW INC COM USD0.001 SEDOL : B80NXX8 14,225.000 4,815,920.50 15,080,207.00
SHAKE SHACK INC CL A CL A CUSIP : 819047101 40,596.000 2,352,476.36 5,269,360.80
SHARKNINJA COM USD0.0001 CUSIP : G8068L108 30,672.000 2,224,003.34 2,986,225.92
SHIFT4 PMTS INC CL A CL A CUSIP : 82452J109 47,283.000 2,215,517.75 4,907,029.74
SKYWEST INC COM SEDOL : 2814210 21,795.000 1,458,670.19 2,182,333.35
SM ENERGY CO COM CUSIP : 78454L100 64,336.000 3,196,222.42 2,493,663.36
SOUTHSTATE CORP COM CUSIP : 840441109 50,351.000 4,451,691.67 5,008,917.48
SPROUT SOCIAL INC COM CL A COM CL A CUSIP : 85209W109 57,455.000 3,364,472.77 1,764,443.05
SPX TECHNOLOGIES INC COM CUSIP : 78473E103 22,683.000 3,152,242.11 3,300,830.16
STRIDE INC COM USD CUSIP : 86333M108 26,593.000 1,688,880.98 2,763,810.49
STRYKER CORP SEDOL : 2853688 31,292.000 6,617,832.64 11,266,684.60
SURGERY PARTNERS INC COM CUSIP : 86881A100 90,309.000 4,052,353.35 1,911,841.53
SYNAPTICS INC COM SEDOL : 2839268 23,750.000 2,190,273.06 1,812,600.00
TALEN ENERGY CORP NEW COM CUSIP : 87422Q109 15,257.000 2,807,835.66 3,073,827.79
TD SYNNEX CORPORATION COM USD0.001 SEDOL : 2002554 18,488.000 2,065,655.26 2,168,272.64
TENABLE HLDGS INC COM CUSIP : 88025T102 37,151.000 1,650,101.61 1,463,006.38
TENET HEALTHCARE CORP COM NEW . SEDOL : B8DMK08 14,175.000 1,055,641.92 1,789,310.25
TEREX CORP NEW COM SEDOL : 2884224 29,700.000 1,658,982.73 1,372,734.00
TEXTRON INC COM SEDOL : 2885937 27,055.000 2,153,363.70 2,069,436.95
THE BALDWIN INSURANCE GROUP INC CLASS A COMMON

STOCK CUSIP : 05589G102
37,559.000 1,839,719.53 1,455,786.84
THE CIGNA GROUP SEDOL : BHJ0775 38,290.000 7,758,235.10 10,573,400.60
TIMKEN CO COM SEDOL : 2892807 24,651.000 1,901,293.61 1,759,341.87
TOPBUILD CORP COM SEDOL : BZ0P3W2 6,143.000 2,313,125.40 1,912,561.62
TPG PARTNERS LLC CL A COM CUSIP : 872657101 27,007.000 1,346,752.02 1,697,119.88
TRADEWEB MKTS INC CL A CL A SEDOL : BJXMVK2 25,744.000 1,873,757.67 3,370,404.48
TWIST BIOSCIENCE CORP COM CUSIP : 90184D100 29,688.000 1,345,295.35 1,379,601.36
UGI CORP NEW COM SEDOL : 2910118 83,550.000 2,691,870.86 2,358,616.50
UNDER ARMOR INC CL A CUSIP : 904311107 396,824.000 3,445,527.23 3,285,702.72
UNITED THERAPEUTICS CORP DEL COM STK SEDOL : 2430412 6,540.000 1,653,492.66 2,307,573.60
UNITEDHEALTH GROUP INC COM SEDOL : 2917766 78,440.000 27,101,494.13 39,679,658.40
UNIVERSAL DISPLAY CORP COM CUSIP : 91347P105 27,272.000 3,740,496.28 3,987,166.40
UNUM GROUP SEDOL : 2433842 29,425.000 1,521,925.12 2,148,907.75
VAL NATL BANCORP COM SEDOL : 2935326 219,000.000 1,783,759.18 1,984,140.00
VARONIS SYS INC COM CUSIP : 922280102 121,371.000 4,898,941.51 5,392,513.53
VAXCYTE INC COM CUSIP : 92243G108 24,762.000 1,585,072.71 2,027,017.32
VERITEX HLDGS INC COM SEDOL : BRCYYB7 77,075.000 1,490,735.45 2,093,357.00
VICTORIAS SECRET & CO COM SEDOL : BNNTGH3 37,750.000 922,912.66 1,563,605.00
VIKING THERAPEUTICS INC COM CUSIP : 92686J106 67,400.000 1,084,669.76 2,712,176.00
VISA INC COM CL A STK CUSIP : 92826C839 102,595.000 17,496,358.25 32,424,123.80
VISTEON CORP COM NEW COM NEW SEDOL : B4N0JJ6 18,000.000 1,958,219.60 1,596,960.00
VOYA FINL INC COM SEDOL : BKWQ2N2 23,150.000 1,536,325.12 1,593,414.50
WEATHERFORD INTL LTD COMMON STOCK CUSIP : G48833118 33,567.000 1,579,298.81 2,404,404.21
WELLS FARGO & CO NEW COM STK CUSIP : 949746101 177,319.000 7,133,754.37 12,454,886.56
WESCO INTL INC COM SEDOL : 2416973 10,815.000 1,561,994.03 1,957,082.40
WESTERN ALLIANCE BANCORPORATION COM CUSIP : 957638109 19,902.000 1,330,347.41 1,662,613.08
WILLSCOT HOLDINGS CORPORATION COM CUSIP : 971378104 49,994.000 2,086,134.02 1,672,299.30
WOODWARD INC COM CUSIP : 980745103 80,406.000 9,560,443.93 13,381,166.52
WORKDAY INC CL A COM USD0.001 CUSIP : 98138H101 99,535.000 23,718,039.81 25,683,016.05
XENCOR INC COM CUSIP : 98401F105 48,687.000 1,747,457.94 1,118,827.26
ZETA GLOBAL HLDGS CORP CL A CL A CUSIP : 98956A105 153,064.000 1,825,846.74 2,753,621.36
Total United States - USD 1,187,805,202.94 1,758,063,950.36
Total Corporate Stock - Common 1,636,305,600.66 2,390,363,618.16

Security Description / Asset ID
Share / Par Value

Historical Cost Current Value
Participant Loans
United States - USD
&&&PAINEWEBBER INC., SAVINGS INVESTMENT PLAN LOAN ASSET CUSIP : 999982127 54,904,870.790 54,904,870.79 54,904,870.79
Total United States - USD 54,904,870.79 54,904,870.79
Total Participant Loans 54,904,870.79 54,904,870.79
Value of Interest in Common/Collective Trusts
United States - USD
MFO BANK OF NEW YORK MELLON BNYM NEWTON NSL U S DYNAMIC LARGE CAP VALUE FD CL S CUSIP :
06428R473
354,004.920 29,288,216.46 28,532,796.55
MFO INVESCO OPPENHEIMER EMERGING MARKETS

EQUITY CL A - 504 CUSIP : 67084Y723
1,932,342.810 110,965,147.81 116,211,096.59
MFO INVESCO STABLE VALUE TRUST - CLASS B1 CUSIP : 46X193XX2 199,544,477.570 199,544,477.57 199,544,477.57
MFO LOOMIS SAYLES TR CO LLC COLL TR FR EMPLOYEE BENEFIT PLANS GLB CIT C L E CUSIP : 54350Y876 2,843,618.530 28,797,710.23 28,919,600.45
MFO MIROVA GLOBAL SUSTAINABLE EQUITY COLLECTIVE INVESTMENT FUND CLASS

F CUSIP : 63874W407
7,045,304.620 69,758,689.30 78,643,529.86
MFO MONDRIAN INTERNATIONAL EQUITY COLLECTIVE INVESTEMENT

TRUST 2389 CUSIP: 60924J824
5,237,062.310 61,676,885.35 79,446,235.24
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884

74443R100 CUSIP : 74443R100
828,897.460 139,366,431.37 154,307,551.15
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL

SERIES FD - CL K CUSIP : 85744W531
7,831,179.370 98,993,927.00 122,926,022.57
MFO SSGA REAL ASSET NON LENDING CLASS C CUSIP :

857443113
311,429.830 5,320,672.46 5,336,350.14
MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING

SERIES FUND CLASS K CUSIP : 85744W242
7,704,857.410 155,974,085.15 204,248,065.08
MFO STATE STR GLOBAL ADVISORS TR CO INV US BD INDEX NON LENDING SER FD CL M CUSIP

: 857480404
7,503,685.270 84,976,168.78 84,371,437.18
MFO VANGUARD TARGET RET 2020 TR SEL CUSIP : 92204E407 3,257,679.290 114,033,299.02 165,164,340.00
MFO VANGUARD TARGET RET 2025 TR SEL CUSIP : 92204E506 3,850,066.320 153,749,445.78 208,981,599.85
MFO VANGUARD TARGET RET 2030 TR SEL CUSIP : 92204E605 8,174,253.710 308,860,513.07 466,995,114.45
MFO VANGUARD TARGET RET 2035 TR SEL CUSIP : 92204E704 5,643,700.430 232,086,549.36 339,299,269.85
MFO VANGUARD TARGET RET 2040 TR SEL CUSIP : 92204E803 6,942,282.710 275,496,570.35 437,710,924.87
MFO VANGUARD TARGET RET 2045 TR SEL CUSIP : 92204E886 4,015,686.460 176,816,820.82 264,473,110.26
MFO VANGUARD TARGET RET 2050 TR SEL CUSIP : 92204E878 4,341,680.630 189,774,364.18 290,241,350.12
MFO VANGUARD TARGET RET 2055 TR SEL CUSIP : 92204E860 2,011,389.810 96,334,098.82 134,360,839.31
MFO VANGUARD TARGET RET 2060 TR SEL CUSIP : 92204E852 1,801,949.710 88,980,964.06 120,550,435.60
MFO VANGUARD TARGET RET INCOME TR SEL CUSIP : 92204E100 1,624,165.350 62,303,036.12 73,054,957.44
MFO VANGUARD TARGET RETIREMENT 2065 TRUST SELECT CUSIP : 92202V112 1,632,523.220 51,541,336.30 65,627,433.44
MFO VANGUARD TARGET RETIREMENT 2070 TRUST SELECT CUSIP : 92212G105 567,348.050 12,619,297.55 13,894,353.74
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 33.620 33.62 33.62
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 4,202,221.480 4,202,221.48 4,202,221.48
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 528,511,750.890 528,511,750.89 528,511,750.89
Total United States - USD 3,279,972,712.90 4,215,554,897.30
Total Value of Interest in Common/Collective Trusts 3,279,972,712.90 4,215,554,897.30
Value of Interest in Registered Investment Companies
United States - USD
MFC ISHARES TR RUSSELL 2000 GROWTH ETF CUSIP : 464287648 6,500.000 2,037,343.75 1,870,830.00
MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD CUSIP

: 76105Y109
4,267,948.490 4,267,948.49 4,267,948.49
MFO STATE STR GLOBAL ADVISORS TR CO INV S&P 500 INDEX NON-LENDING SER FD CL M CUSIP :

856917729
193,262,652.330 2,006,178,956.56 1,951,179,737.92
Total United States - USD 2,012,484,248.80 1,957,318,516.41
Total Value of Interest in Registered Investment Companies 2,012,484,248.80 1,957,318,516.41
Other
United Kingdom - USD
HSBC (RYANAIR HOLDINGS PLC) P-NOTE 31/10/2025 SEDOL : 5B16WLU 147,943.000 2,840,020.04 2,920,662.36
Total United Kingdom - USD 2,840,020.04 2,920,662.36
United States - USD
&&&UBS FINANCIAL SERVICES SDA PARTICIPANT ASSET CUSIP : 000656371 1.000 625,883,620.63 1,452,613,859.56
1ST INDL RLTY TR INC COM SEDOL : 2360757 58,000.000 2,467,905.96 2,907,540.00
AGNC INVT CORP COM SEDOL : BYYHJL8 232,000.000 2,481,554.72 2,136,720.00
ANNALY CAPITAL MANAGEMENT INC COM NEW COM USD0.01(POST REV SPLT) SEDOL : BPMQ7X2 121,500.000 2,133,200.94 2,223,450.00
CAMDEN PPTY TR SH BEN INT SEDOL : 2166320 24,800.000 2,701,945.67 2,877,792.00
FEDERAL RLTY INVT TR COM USD0.01 SEDOL : BN7P9B2 23,550.000 2,711,016.55 2,636,422.50
GAMING & LEISURE PPTYS INC COM SEDOL : BFPK4S5 61,550.000 2,884,428.20 2,964,248.00
HIGHWOODS PPTYS INC COM SEDOL : 2420640 68,835.000 2,664,026.11 2,104,974.30
HOST HOTELS & RESORTS INC REIT SEDOL : 2567503 100,000.000 1,855,612.69 1,752,000.00
KILROY RLTY CORP COM SEDOL : 2495529 56,820.000 2,047,922.51 2,298,369.00
RYMAN HOSPITALITY PPTYS INC COM CUSIP : 78377T107 56,557.000 3,903,731.14 5,901,157.38
W P CAREY INC COM SEDOL : B826YT8 44,800.000 2,576,777.15 2,440,704.00
Total United States - USD 654,311,742.27 1,482,857,236.74
GBP - British pound sterling 0.000 0.00 0.00
CAD - Canadian dollar 0.000 0.00 0.00
DKK - Danish krone 0.000 0.00 0.00
EUR - Euro 0.000 0.00 0.00
JPY - Japanese yen 0.000 0.00 0.00
CHF - Swiss franc 0.000 0.00 0.00
USD - United States dollar 0.000 0.00 0.00
Total - all currencies 0.00 0.00
Total Other 657,151,762.31 1,485,777,899.10

Security Description / Asset ID
Share / Par Value

Historical Cost Current Value
Other Liabilities
Pending foreign exchange sales: British pound sterling 0.000 -18,154.37 -18,159.30
Pending foreign exchange sales: United States dollar 0.000 -1,164,804.24 -1,164,804.24
Total - all currencies -1,182,958.61 -1,182,963.54
Pending trade purchases: British pound sterling 0.000 -115,222.84 -114,903.05
Pending trade purchases: Danish krone 0.000 -99,333.29 -98,772.08
Pending trade purchases: Euro 0.000 -630,361.29 -626,617.19
Pending trade purchases: Japanese yen 0.000 -247,756.72 -248,379.43
Pending trade purchases: Swiss franc 0.000 -176,849.00 -175,912.31
Total - all currencies -1,269,523.14 -1,264,584.06
Total Other Liabilities -2,452,481.75 -2,447,547.60
Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 994996916 0.000 0.00 0.00
Total United States - USD 0.00 0.00
Total Payable Other 0.00 0.00
Total 7,641,661,507.66 10,104,763,264.93

SIGNATURE
Pursuant to the

requirements of

the Securities Exchange

Act of 1934,

the Plan Administrator

of the UBS
401(k) Plan has duly

caused this annual report to

be signed on its

behalf by the undersigned thereunto
duly authorized.
UBS 401(k) Plan
By: _/s/ Thomas Wade______________
Name:

Thomas Wade

Title:

Plan Administrator

Date:

June 26, 2025